15045951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 194

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Blvd, Suite 100
(No. and Street)

Sacramento	**California**	**95826**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Burnett **916-475-1319**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MK PB 3/14/15

OATH OR AFFIRMATION

I, **Steve Burnett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LAURA A. REGNIER
Commission # 2049641
Notary Public - California
Placer County
My Comm. Expires Dec 19, 2017

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Hanson McClain Retirement Network, LLC

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC (the "Company") as of December 31, 2014. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Hanson McClain Retirement Network, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

E Wintter + Associates

Walnut Creek, California

February 26, 2015

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	976,546
Commissions receivable		562,049
Deposit with clearing broker		50,000
Prepaid expenses and other assets		45,487
Due from clearing broker		903
Due from related party		3,341
Property and equipment, net of $60,806 accumulated depreciation		2,552
Total Assets	$	1,640,878
Liabilities and Member's Equity		
Accounts payable	$	103,453
Accrued compensation and benefits		74,721
Due to related parties		84,621
Total Liabilities		262,795
Member's Equity		1,378,083
Total Liabilities and Member's Equity	$	1,640,878

See accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2014

1. Organization

Hanson McClain Retirement Network, LLC (the "Company"), dba Hanson McClain Securities, was formed as a limited liability company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in July 2000, and is a member of the Financial Industry Regulatory Authority. The Company provides marketing and training support to independent financial advisors. The Company is also a securities dealer with customer accounts and it conducts business under a fully disclosed agreement with National Financial Services LLC ("NFS").

2. Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded on a net basis on the statement of financial condition.

Marketing Revenue
The marketing fees received by HMRN from its marketing partners are calculated as percentages of the marketing partners' gross revenues. Upon receipt of payments, HMRN looks to the documentation that accompanies such payments to determine the period during which the payments were earned.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2014, the Company had no cash equivalents.

Commissions Receivable
The Company evaluates its accounts receivable and notes receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2014, the Company does not believe an allowance for doubtful accounts is required.

2. Significant Accounting Policies (Continued)

Property and Equipment
Property and equipment are stated at cost and include office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities.

Income Taxes
The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its member, Hanson McClain Group, Inc. ("HMG"). In lieu of federal income taxes, the Company's income is passed through to HMG. The Company is subject to the California income tax on S corporations. All items of income, deductions, and credits are included in HMG's tax return.

3. Risk Concentration

At December 31, 2014, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $743,184.

4. Deposit with Clearing Broker

The Company's clearing broker, NFS, requires that they maintain at least $50,000 in deposits and a minimum net capital of $100,000.

5. Property and Equipment

Property and equipment, net consist of the following:

Furniture and fixtures	$ 39,454
Computers and equipment	12,310
Business software	11,594
Total cost	63,358
Total accumulated depreciation	(60,806)
Property and equipment, net	$ 2,552

6. Postretirement Plan

The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company made matching and safe harbor contributions of $52,049 in 2014 to the 401(k) plan to supplement employee contributions. This amount is included in compensation on the statement of income.

7. Income Tax Provision

The provision for income taxes shown consists of the Company's share of state income taxes of $59,800, which is included in due to related parties on the accompanying balance sheet.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company, through the tax filings of HMG, is no longer subject to examinations by major tax jurisdictions for years before 2010. The Company does not believe they have any uncertain tax positions.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $1,088,547, which exceeded the requirement by $1,038,547.

9. Related Party Transactions

Under an overhead sharing agreements, HMG, the Company's, and the Company's related party by common ownership, Hanson McClain, Inc. ("HMI") share certain administrative services. These include office space, information technology, computer and telephone support, human resource management and accounting services. In 2014, the Company recognized expenses of $306,200 for these services. This amount is included in other operating expenses on the statement of income. In addition, the Company reimburses related parties and is reimbursed by related parties for various payments made to vendors by one related party on behalf of the other. At December 31, 2014, $21,482 was the net payable to HMI, and $59,800 was the payable to HMG for these services and reimbursements.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2014

9. Related Party Transactions (continued)

HMI is a registered investment advisory firm that uses the Company's broker-dealer services for some of its accounts. HMI is the only registered investment advisor using the Company for broker-dealer services. The Company also collects investment advisory fees on behalf of HMI. The Company collected $14,702,988 in advisory fees (net of certain costs) on behalf of HMI for the year ended December 31, 2014. The net payable relating to these activities was $24,530 at December 31, 2014. These activities with HMI have no impact on the statement of income.

The Company reimburses HMG for rent expense. In 2014, the Company paid HMG and HMI $38,232 and $11,292 for rent respectively.

The balance sheet reflects the following payables and receivables resulting from related party transactions:

Due to Related Parties	
HMI, net of $3,341 receivable	$21,482
HMG	$59,800

The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

11. Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued.